Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2013

(Unaudited)

Condensed Consolidated Balance Sheets

(Unaudited)
	September 30,	December 31,
(millions of US$)	2013	2012
		(restated - note 4)
Assets
Current
Cash and cash equivalents (note 25)	407	553
Accounts receivable	1,025	884
Risk management (note 20)	58	48
Income and other taxes receivable	1	10
Restricted cash (note 12)	139	-
Inventories	134	122
Prepaid expenses	19	19
	1,783	1,636
Other assets (note 11)	174	55
Restricted cash (note 12)	85	-
Investments (note 9)	1,939	1,791
Risk management (note 20)	47	26
Long-term income tax receivable	35	-
Goodwill (note 10)	775	775
Property, plant and equipment (note 13)	10,812	10,462
Exploration and evaluation assets (note 13)	3,286	3,319
Deferred tax assets	1,300	1,273
	18,453	17,701
Total assets	20,236	19,337

Liabilities
Current
Bank indebtedness	2	-
Accounts payable and accrued liabilities	1,898	1,744
Current portion of Yme removal obligation (note 12)	139	-
Risk management (note 20)	46	81
Income and other taxes payable	100	84
Loans from joint ventures (note 9)	198	148
Current portion of long-term debt (note 17)	1,124	8
	3,507	2,065
Decommissioning liabilities (note 15)	1,367	1,514
Yme removal obligation (note 12)	122	-
Other long-term obligations (note 18)	233	256
Risk management (note 20)	5	1
Long-term debt (note 17)	4,380	4,434
Deferred tax liabilities	1,014	1,157
	7,121	7,362

Contingencies and commitments (note 21)

Shareholders' equity
Common shares (note 19)	1,714	1,639
Preferred shares (note 19)	191	191
Contributed surplus	124	121
Retained earnings	6,768	7,148
Accumulated other comprehensive income	811	811
	9,608	9,910
Total liabilities and shareholders' equity	20,236	19,337

See accompanying notes.

Condensed Consolidated Statements of Loss

(Unaudited)	Three months ended		Nine months ended
	September 30,		September 30,
(millions of US$)	2013	2012	2013	2012
		(restated - note 4)		(restated - note 4)
Revenue
Sales	1,159	1,620	3,409	5,335
Other income	29	16	66	59
Income from joint ventures and associates, after tax (note 9)	44	11	65	109
Total revenue and other income	1,232	1,647	3,540	5,503

Expenses
Operating	338	590	1,048	1,783
Transportation	46	60	148	177
General and administrative	106	130	320	382
Depreciation, depletion and amortization (note 13)	482	544	1,367	1,663
Impairment (note 14)	2	1,037	-	2,163
Dry hole	13	41	82	166
Exploration	66	81	208	228
Finance costs (note 16)	87	73	244	211
Share-based payments expense (recovery) (note 19)	6	61	30	(11)
(Gain) loss on held-for-trading financial instruments (note 20)	120	116	(21)	128
(Gain) loss on disposals (note 5)	1	-	(58)	(759)
Other, net (note 22)	35	61	54	91
Total expenses	1,302	2,794	3,422	6,222
Income (loss) before taxes	(70)	(1,147)	118	(719)
Income taxes (note 23)
Current income tax	171	138	457	722
Deferred income tax recovery	(187)	(554)	(169)	(1,197)
	(16)	(416)	288	(475)
Net loss	(54)	(731)	(170)	(244)

Per common share (US$):
Net loss	(0.05)	(0.71)	(0.17)	(0.24)
Diluted net loss	(0.08)	(0.71)	(0.23)	(0.31)
Weighted average number of common shares outstanding (millions)
Basic	1,031	1,026	1,029	1,025
Diluted	1,034	1,026	1,035	1,034

See accompanying notes.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited)
	Three months ended		Nine months ended
	September 30,		September 30,
(millions of US$)	2013	2012	2013	2012
		(restated - note 4)		(restated - note 4)

Net loss	(54)	(731)	(170)	(244)

Actuarial gains (losses) relating to pension and other post-employment benefits1	(4)	(3)	4	(8)
Other comprehensive income (loss) not being reclassified to net income or loss in subsequent periods	(4)	(3)	4	(8)
Comprehensive loss	(58)	(734)	(166)	(252)
1. Three and nine months ended September 30, 2013, is net of tax of $1 million and $1 million respectively (2012 - $1 million and $7 million respectively).

See accompanying notes.

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)	Three months ended		Nine months ended
	September 30,		September 30,
(millions of US$)	2013	2012	2013	2012
		(restated - note 4)		(restated - note 4)
Common shares
Balance at beginning of period	1,709	1,642	1,639	1,561
Issued on exercise of stock options	5	7	31	13
Shares purchased and held in trust for long-term PSU plan (note 19)	-	(11)	-	(24)
Shares released from trust for long-term PSU plan (note 19)	-	-	44	88
Balance at end of period	1,714	1,638	1,714	1,638

Preferred shares
Balance at beginning of period	191	191	191	191
Issued (note 19)	-	-	-	-
Balance at end of period	191	191	191	191

Contributed surplus
Balance at beginning of period	110	102	121	186
Settlement of long-term PSU plan grant (note 19)	-	-	(44)	(88)
Share-based payments (note 19)	14	21	47	25
Balance at end of period	124	123	124	123

Retained earnings
Balance at beginning of period	6,898	7,631	7,148	7,292
Net loss	(54)	(731)	(170)	(244)
Actuarial gains (losses) transferred to retained earnings	(4)	(3)	4	(8)
Common share dividends (note 19)	(70)	(69)	(208)	(207)
Preferred share dividends (note 19)	(2)	(2)	(6)	(7)
Balance at end of period	6,768	6,826	6,768	6,826

Accumulated other comprehensive income
Balance at beginning of period	811	788	811	788
Other comprehensive income (loss)	(4)	(3)	4	(8)
Actuarial losses (gains) transferred to retained earnings	4	3	(4)	8
Balance at end of period	811	788	811	788

See accompanying notes.

Condensed Consolidated Statements of Cash Flows

(Unaudited)	Three months ended		Nine months ended
	September 30,		September 30,
(millions of US$)	2013	2012	2013	2012
		(restated - note 4)		(restated - note 4)
Operating activities
Net loss	(54)	(731)	(170)	(244)
Add: Finance costs (cash and non-cash) (note 16)	87	73	244	211
Dividends from associates (note 9)	37	-	37	-
Items not involving cash (note 24)	401	1,260	1,130	2,080
	471	602	1,241	2,047
Changes in non-cash working capital	166	(223)	84	(59)
Cash provided by operating activities	637	379	1,325	1,988

Investing activities
Capital expenditures
Exploration, development and other	(608)	(779)	(1,826)	(2,673)
Property acquisitions	(94)	(57)	(94)	(59)
Proceeds of resource property dispositions (note 5)	4	1	103	940
Yme removal obligation (note 12)	(14)	-	261	-
Restricted cash (note 12)	14	-	(224)	-
Investments	(2)	(7)	(9)	(11)
Loan to joint venture, net of repayments (note 9)	(126)	-	(215)	-
Changes in non-cash working capital	(74)	154	(189)	15
Cash used in investing activities	(900)	(688)	(2,193)	(1,788)

Financing activities
Long-term debt repaid (note 17)	-	-	(4)	(991)
Long-term debt issued (note 17)	557	255	1,066	1,096
Loans from (repayments to) joint ventures (note 9)	1	2	50	110
Common shares issued (note 19)	4	6	21	9
Common shares purchased (note 19)	-	(11)	-	(24)
Finance costs (cash)	(77)	(51)	(218)	(145)
Common share dividends (note 19)	(70)	(69)	(208)	(207)
Preferred share dividends (note 19)	(2)	(2)	(6)	(7)
Deferred credits and other	3	6	(12)	15
Changes in non-cash working capital	20	19	31	28
Cash provided by (used in) financing activities	436	155	720	(116)
Effect of translation on foreign currency cash and cash equivalents	-	8	-	10
Net increase (decrease) in cash and cash equivalents	173	(146)	(148)	94
Cash and cash equivalents net of bank indebtedness, beginning of period	232	580	553	340
Cash and cash equivalents net of bank indebtedness, end of period	405	434	405	434

Cash and cash equivalents	407	434	407	434
Bank indebtedness	(2)	-	(2)	-
Cash and cash equivalents net of bank indebtedness, end of period	405	434	405	434

See accompanying notes.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)
(tabular amounts in millions of US dollars, except as noted)

1. CORPORATE INFORMATION
Talisman Energy Inc. (‘Talisman’ or ‘the Company’) is a public company incorporated pursuant to the laws of Canada and domiciled in Alberta, Canada, with common shares listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ‘TLM’. The registered office is located at Suite 2000, 888 – 3rd Street SW, Calgary, Alberta, Canada, T2P 5C5.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids (NGLs).

The interim condensed Consolidated Financial Statements as at and for the three and nine month periods ended September 30, 2013 were approved by the Audit Committee on November 5, 2013.

2. BASIS OF PREPARATION
These interim condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). Certain information and disclosures required to be included in notes to Annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC), as issued by the IASB, have been condensed or omitted.

The interim condensed Consolidated Financial Statements should be read in conjunction with the audited annual Consolidated Financial Statements as at and for the year ended December 31, 2012 and the notes thereto included in Talisman’s 2012 Annual Report.

These interim condensed Consolidated Financial Statements were prepared on a going concern basis, under the historical cost convention, except for certain financial assets and liabilities measured at fair value through the Condensed Consolidated Statement of Income.

3. SIGNIFICANT ACCOUNTING POLICIES
a) Accounting Policies Used
The interim condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the 2012 Annual Consolidated Financial Statements except for adoption of the following new standards and interpretations effective as of January 1, 2013:

Joint Arrangements, Consolidation, Associates and Disclosures
•
IFRS 10 Consolidated Financial Statements – establishes the accounting principles for consolidated financial statements when one entity controls other entities and replaces IAS 27 Consolidated and Separate Financial Statements and the related provisions of SIC-12 Consolidation – Special Purpose Entities. This standard established a new control model that applies to all entities. This standard did not have a significant impact on Talisman’s financial results as all subsidiaries are wholly-owned.  The trusts holding common shares, to settle the Company’s obligation arising from its long-term performance share unit plan, are consolidated since they are special purpose entities controlled by the Company and all other results are from joint operations;

•
IFRS 11 Joint Arrangements – establishes the accounting principles for parties to a joint arrangement and replaces IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities: Non-Monetary Contributions by Venturers.  This standard requires a party to assess its rights and obligations from the arrangement in order to determine whether a joint arrangement represents a joint venture or a joint operation.  As at December 31, 2012, the Company proportionately consolidated all its interest in joint arrangements.  Upon adoption of this standard on January 1, 2013, the Company accounted for its investments in Talisman Sinopec Energy UK Limited (TSEUK) and Equión Energía Limited (Equión) using the equity method of accounting and retrospectively restated the results and financial position. Refer to note 4;

•
IFRS 12 Disclosure of Interests in Other Entities – establishes comprehensive disclosure requirements for subsidiaries, joint arrangements, associates, and unconsolidated structured entities and replaces existing disclosures in related standards. The Company has provided the additional disclosures in notes 8 and 9 of the interim condensed Consolidated Financial Statements;

•
IAS 27 Separate Financial Statements – establishes the accounting and disclosure requirements for investments in subsidiaries, joint ventures, and associates when an entity prepares separate financial statements and replaces the current IAS 27 Consolidated and Separate Financial Statements as the consolidation guidance is included in IFRS 10 Consolidated Financial Statements. The adoption of this standard did not have an impact on Talisman’s interim condensed Consolidated Financial Statements; and

•
IAS 28 Investments in Associates and Joint Ventures – establishes the accounting for investments in associates and defines how the equity method is applied when accounting for associates and joint ventures. This standard did not have an impact on Talisman’s interim condensed Consolidated Financial Statements.

Employee Benefits
•
IAS 19 Employee Benefits (revised) – IAS 19 provides the accounting and disclosure requirements by employers for employee benefits. The amendments require the recognition of changes in defined benefit obligations and fair value of plan assets when they occur, eliminating the “corridor approach”, and accelerates the recognition of past service costs. In order for the net defined benefit liability or asset to reflect the full value of the plan deficit or surplus, all actuarial gains and losses are to be recognized immediately through other comprehensive income (OCI). In addition, entities will be required to calculate net interest on the net defined benefit liability or asset using the same discount rate used to measure the defined benefit obligation. The amendments also enhance financial statement disclosures. The amended standard requires retrospective application. The adoption of this standard did not have a material impact on the Company’s interim condensed Consolidated Financial Statements.

Presentation of items of Other Comprehensive Income
•
IAS 1 Presentation of Items of Other Comprehensive Income - Amendments to IAS 1.  The amendments to IAS 1 improve the quality of the presentation of OCI.  The amendments require companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the income statement.  The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.  The amendment affected presentation only and had no impact on the Company’s financial position or performance.

Offsetting Financial Assets and Financial Liabilities
•
IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities - Amendments to IFRS 7. These amendments to IFRS 7 introduce new disclosure requirements about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s financial position.  The disclosures will provide users with information that may be useful in evaluating the effect of any netting arrangements in an entity's financial position.  The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013. As the Company is not netting any significant amounts related to financial instruments in accordance with IAS 32 and does not have significant offsetting arrangements, the amendment does not have a significant impact on the Company.

Fair Value Measurement
•
IFRS 13 Fair Value Measurement – establishes a single framework for fair value measurement and disclosures when fair value is required or permitted under IFRS. Adoption of the standard did not require adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013. This standard had no material impact on the Company’s financial position or performance.

b) Accounting Pronouncements Not Yet Adopted
The Company continues to assess the impact of adopting the pronouncements from the IASB as described in the 2012 Annual Consolidated Financial Statements.

In May 2013, the IASB issued an amendment to IAS 36 Impairment of Assets. The amended standard requires entities to disclose the recoverable amount of an impaired Cash Generating Unit (CGU). The amendment is effective for annual periods beginning on or after January 1, 2014 and requires retrospective application. The Company is currently assessing the impact of this amendment.

4. ADOPTION OF IFRS 11 - JOINT ARRANGEMENTS
Effective January 1, 2013, the Company adopted IFRS 11 Joint Arrangements which establishes the accounting principles for parties to a joint arrangement and replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities: Non-Monetary Contributions by Venturers.  Upon adoption of this standard, the Company now accounts for its investments in TSEUK and Equión using the equity method of accounting.  Changes have been applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, resulting in the adjustment of prior period financial information. The impact of adopting IFRS 11 is outlined below.

The accounting policies described in note 3 have been applied in preparing the interim condensed Consolidated Financial Statements as at and for the period ended September 30, 2013, the comparative information as at and for the three and nine month periods ended September 30, 2012 and as at and for the year ended December 31, 2012. The Company’s 2012 comparative balances reflect the deconsolidation of Equión’s entire 2012 balances as control was shared jointly over this period. The Company’s 2012 comparative balances reflect the deconsolidation of TSEUK’s balances commencing December 17, 2012 triggered by the sale of its 49% equity interest in Talisman Energy (UK) Limited (TEUK). The Company has elected not to present a restated January 1, 2012 balance sheet as the only investment impacted is Equión, and the impact was not material for disclosure purposes.

On transition to IFRS 11, the net assets of TSEUK were negative, however Talisman has a long-term loan in place with TSEUK. This loan is a long-term interest that in substance forms part of Talisman’s net investment in TSEUK.

The most significant impact of adoption is from the application of equity accounting on joint arrangements which are classified as joint ventures.

Reconciliations from Proportionate Consolidation of Joint Ventures to Equity Accounting under IFRS 11
The Company has adjusted amounts previously reported in its Consolidated Financial Statements. The transition from proportionate consolidation of joint ventures to equity accounting affected the Company’s financial position, results of operations and cash flows as presented in the following reconciliations:

Reconciliation of Consolidated Balance Sheet at December 31, 2012

	December 31, 2012 Previously Released	Deconsolidation of Equión1	Deconsolidation of TSEUK1	December 31, 2012 Restated
Assets
Current
Cash and cash equivalents	721	(104)	(64)	553
Accounts receivable	1,210	(158)	(168)	884
Risk management	48	-	-	48
Income and other taxes receivable	10	-	-	10
Inventories	150	(11)	(17)	122
Prepaid expenses	23	-	(4)	19
	2,162	(273)	(253)	1,636
Other assets	115	(60)	-	55
Investments	747	785	259	1,791
Risk management	26	-	-	26
Goodwill	1,014	(162)	(77)	775
Property, plant and equipment	13,005	(554)	(1,989)	10,462
Exploration and evaluation assets	3,516	-	(197)	3,319
Deferred tax assets	1,273	-	-	1,273
	19,696	9	(2,004)	17,701
Total assets	21,858	(264)	(2,257)	19,337

Liabilities
Current
Accounts payable and accrued liabilities	2,250	(205)	(301)	1,744
Risk management	81	-	-	81
Income and other taxes payable	137	(49)	(4)	84
Loan from joint ventures	-	148	-	148
Current portion of long-term debt	8	-	-	8
	2,476	(106)	(305)	2,065
Decommissioning liabilities	2,743	(25)	(1,204)	1,514
Other long-term obligations	313	(52)	(5)	256
Risk management	1	-	-	1
Long-term debt	4,434	-	-	4,434
Deferred tax liabilities	1,981	(81)	(743)	1,157
	9,472	(158)	(1,952)	7,362
Shareholders' equity
Common shares	1,639	-	-	1,639
Preferred shares	191	-	-	191
Contributed surplus	121	-	-	121
Retained earnings	7,148	-	-	7,148
Accumulated other comprehensive income	811	-	-	811
	9,910	-	-	9,910
Total liabilities and shareholders' equity	21,858	(264)	(2,257)	19,337
1. TSEUK deconsolidation adjustments effective for transactions subsequent to sharing of joint control on December 17, 2012. Refer to note 5. Equión deconsolidation includes amounts effective January 1, 2011.

Reconciliation of Consolidated Statement of Income for the three month Period Ended September 30, 2012

	September 30, 2012 Previously Released	Deconsolidation of Equión	Deconsolidation of TSEUK1	September 30, 2012 Restated
Revenue
Sales	1,708	(88)	-	1,620
Other income	14	2	-	16
Income from joint ventures and associates, after tax	-	11	-	11
Total revenue and other income	1,722	(75)	-	1,647

Expenses
Operating	604	(14)	-	590
Transportation	61	(1)	-	60
General and administrative	130	-	-	130
Depreciation, depletion and amortization	570	(26)	-	544
Impairment	1,037	-	-	1,037
Dry hole	66	(25)	-	41
Exploration	81	-	-	81
Finance costs	74	(1)	-	73
Share-based payments expense (recovery)	61	-	-	61
Loss on held-for-trading financial instruments	116	-	-	116
Gain on disposals	-	-	-	-
Other, net	62	(1)	-	61
Total expenses	2,862	(68)	-	2,794
Loss before taxes	(1,140)	(7)	-	(1,147)
Income taxes
Current income tax	152	(14)	-	138
Deferred tax recovery	(561)	7	-	(554)
	(409)	(7)	-	(416)
Net loss	(731)	-	-	(731)
1. TSEUK deconsolidation adjustments presented as $nil as sharing of joint control did not occur until December 17, 2012. Refer to note 5.

Reconciliation of Consolidated Statement of Income for the nine month Period Ended September 30, 2012

	September 30, 2012 Previously Released	Deconsolidation of Equión	Deconsolidation of TSEUK1	September 30, 2012 Restated
Revenue
Sales	5,647	(312)	-	5,335
Other income	59	-	-	59
Income from joint ventures and associates, after tax	-	109	-	109
Total revenue and other income	5,706	(203)	-	5,503

Expenses
Operating	1,823	(40)	-	1,783
Transportation	178	(1)	-	177
General and administrative	382	-	-	382
Depreciation, depletion and amortization	1,745	(82)	-	1,663
Impairment	2,163	-	-	2,163
Dry hole	191	(25)	-	166
Exploration	228	-	-	228
Finance costs	213	(2)	-	211
Share-based payments expense (recovery)	(11)	-	-	(11)
Loss on held-for-trading financial instruments	128	-	-	128
Gain on disposals	(759)	-	-	(759)
Other, net	96	(5)	-	91
Total expenses	6,377	(155)	-	6,222
Loss before taxes	(671)	(48)	-	(719)
Income taxes
Current income tax	803	(81)	-	722
Deferred tax recovery	(1,230)	33	-	(1,197)
	(427)	(48)	-	(475)
Net loss	(244)	-	-	(244)
1. TSEUK deconsolidation adjustments presented as $nil as sharing of joint control did not occur until December 17, 2012. Refer to note 5.

Reconciliation of Consolidated Statement of Income for the Year Ended December 31, 2012

	December 31, 2012 Previously Released	Deconsolidation of Equión	Deconsolidation of TSEUK1	December 31, 2012 Restated
Revenue
Sales	7,229	(403)	(59)	6,767
Other income	83	-	1	84
Income (loss) from joint ventures and associates, after tax	-	361	(46)	315
Total revenue and other income	7,312	(42)	(104)	7,166

Expenses
Operating	2,452	(58)	(33)	2,361
Transportation	221	-	-	221
General and administrative	510	-	-	510
Depreciation, depletion and amortization	2,501	(108)	(22)	2,371
Impairment	2,744	-	(155)	2,589
Dry hole	269	(31)	-	238
Exploration	346	1	(1)	346
Finance costs	276	(3)	(1)	272
Share-based payments recovery	(62)	-	(1)	(63)
Loss on held-for-trading financial instruments	93	-	-	93
Gain on disposals	(1,624)	-	-	(1,624)
Gain on revaluation of investment	(365)	365	-	-
Other, net	125	-	(1)	124
Total expenses	7,486	166	(214)	7,438
Loss before taxes	(174)	(208)	110	(272)
Income taxes
Current income tax	874	(90)	8	792
Deferred tax recovery	(1,180)	(118)	102	(1,196)
	(306)	(208)	110	(404)
Net income	132	-	-	132
1. TSEUK deconsolidation adjustments effective for transactions subsequent to sharing of joint control on December 17, 2012. Refer to note 5.

Reconciliation of Consolidated Statement of Cash Flows for the three month Period Ended September 30, 2012

	September 30, 2012 Previously Released	Deconsolidation of Equión	Deconsolidation of TSEUK1	September 30, 2012 Restated
Operating activities
Net loss	(731)	-	-	(731)
Add: Finance costs (cash and non-cash)	74	(1)	-	73
Items not involving cash	1,320	(60)	-	1,260
	663	(61)	-	602
Changes in non-cash working capital	(282)	59	-	(223)
Cash provided by operating activities	381	(2)	-	379

Investing activities
Capital expenditures
Exploration, development and other	(812)	33	-	(779)
Property acquisitions	(57)	-	-	(57)
Proceeds of resource property dispositions	1	-	-	1
Investments	(7)	-	-	(7)
Changes in non-cash working capital	160	(6)	-	154
Cash used in investing activities	(715)	27	-	(688)

Financing activities
Long-term debt repaid	-	-	-	-
Long-term debt issued	255	-	-	255
Loan from joint venture	-	2	-	2
Common shares issued	6	-	-	6
Common shares purchased	(11)	-	-	(11)
Preferred shares issued	-	-	-	-
Finance costs (cash)	(51)	-	-	(51)
Common share dividends	(69)	-	-	(69)
Preferred share dividends	(2)	-	-	(2)
Deferred credits and other	6	-	-	6
Changes in non-cash working capital	19	-	-	19
Cash used in financing activities	153	2	-	155
Effect of translation on foreign currency cash and cash equivalents	8	-	-	8
Net decrease in cash and cash equivalents	(173)	27	-	(146)
Cash and cash equivalents, beginning of period	669	(89)	-	580
Cash and cash equivalents, end of period	496	(62)	-	434
Cash and cash equivalents	496	(62)	-	434
Bank indebtedness	-	-	-	-
Cash and cash equivalents net of bank indebtedness, end of period	496	(62)	-	434
1. TSEUK deconsolidation adjustments presented as $nil as sharing of joint control did not occur until December 17, 2012. Refer to note 5.

Reconciliation of Consolidated Statement of Cash Flows for the nine month Period Ended September 30, 2012

	September 30, 2012 Previously Released	Deconsolidation of Equión	Deconsolidation of TSEUK1	September 30, 2012 Restated
Operating activities
Net loss	(244)	-	-	(244)
Add: Finance costs (cash and non-cash)	213	(2)	-	211
Items not involving cash	2,271	(191)	-	2,080
	2,240	(193)	-	2,047
Changes in non-cash working capital	(70)	11	-	(59)
Cash provided by operating activities	2,170	(182)	-	1,988

Investing activities
Capital expenditures
Exploration, development and other	(2,759)	86	-	(2,673)
Property acquisitions	(59)	-	-	(59)
Proceeds of resource property dispositions	940	-	-	940
Investments	(11)	-	-	(11)
Changes in non-cash working capital	18	(3)	-	15
Cash used in investing activities	(1,871)	83	-	(1,788)

Financing activities
Long-term debt repaid	(991)	-	-	(991)
Long-term debt issued	1,096	-	-	1,096
Loan from joint venture	-	110	-	110
Common shares issued	9	-	-	9
Common shares purchased	(24)	-	-	(24)
Finance costs (cash)	(146)	1	-	(145)
Common share dividends	(207)	-	-	(207)
Preferred share dividends	(7)	-	-	(7)
Deferred credits and other	15	-	-	15
Changes in non-cash working capital	28	-	-	28
Cash used in financing activities	(227)	111	-	(116)
Effect of translation on foreign currency cash and cash equivalents	10	-	-	10
Net increase in cash and cash equivalents	82	12	-	94
Cash and cash equivalents, beginning of period	414	(74)	-	340
Cash and cash equivalents, end of period	496	(62)	-	434
Cash and cash equivalents	496	(62)	-	434
Bank indebtedness	-	-	-	-
Cash and cash equivalents net of bank indebtedness, end of period	496	(62)	-	434
1. TSEUK deconsolidation adjustments presented as $nil as sharing of joint control did not occur until December 17, 2012. Refer to note 5.

Reconciliation of Consolidated Statement of Cash Flows for the Year Ended December 31, 2012

	December 31, 2012 Previously Released	Deconsolidation of Equión	Deconsolidation of TSEUK1	December 31, 2012 Restated
Operating activities
Net income	132	-	-	132
Add: Finance costs (cash and non-cash)	276	(3)	(1)	272
Items not involving cash	2,433	(255)	(72)	2,106
	2,841	(258)	(73)	2,510
Changes in non-cash working capital	(125)	(86)	97	(114)
Cash provided by operating activities	2,716	(344)	24	2,396

Investing activities
Capital expenditures
Exploration, development and other	(3,658)	125	24	(3,509)
Property acquisitions	(109)	-	-	(109)
Proceeds of resource property dispositions	964	-	-	964
Repayment of note receivable	-	-	-	-
Acquisition deposit	-	-	-	-
Investments	(20)	-	-	(20)
Proceeds on reduction in UK investment, net of cash disposed	1,349	-	-	1,349
Changes in non-cash working capital	8	105	9	122
Cash used in investing activities	(1,466)	230	33	(1,203)

Financing activities
Long-term debt repaid	(1,807)	-	-	(1,807)
Long-term debt issued	1,336	-	-	1,336
Loan from joint venture	-	109	-	109
Common shares issued	13	-	-	13
Common shares purchased	(25)	-	-	(25)
Preferred shares issued	-	-	-	-
Finance costs (cash)	(190)	(1)	1	(190)
Common share dividends	(277)	-	-	(277)
Preferred share dividends	(9)	-	-	(9)
Deferred credits and other	13	(25)	-	(12)
Changes in non-cash working capital	(6)	-	-	(6)
Cash used in financing activities	(952)	83	1	(868)
Effect of translation on foreign currency cash and cash equivalents	9	-	-	9
Net increase in cash and cash equivalents	307	(31)	58	334
Cash and cash equivalents, beginning of year	414	(73)	(122)	219
Cash and cash equivalents, end of year	721	(104)	(64)	553
1. TSEUK deconsolidation adjustments effective for transactions subsequent to sharing of joint control on December 17, 2012. Refer to note 5.

As a result of adopting IFRS 11, there was no significant impact on the Company’s Consolidated Statements of Comprehensive Income nor Consolidated Statements of Changes in Shareholders’ Equity.

5. DISPOSALS

North America Dispositions

In May 2013, Talisman completed sales of non-core assets in western Canada for proceeds of $63 million, resulting in a pre-tax gain of $52 million ($39 million after tax).

In March 2012, Talisman sold non-core coal assets in northern British Columbia for cash consideration of $496 million after transaction costs.  The carrying value of these assets was $nil and a gain of $372 million was recorded, net of tax of $124 million.

In June 2012, Talisman completed sales of oil and gas producing assets in western Canada for proceeds of $437 million, resulting in a pre-tax gain of $254 million ($187 million after tax).

Southeast Asia Disposition
On May 3, 2013, Talisman completed the sale of its 5.03% interest in the Offshore Northwest Java Production Sharing Contract (PSC) in Indonesia for net proceeds of $36 million, resulting in a pre-tax gain of $9 million ($3 million after tax).

Sale of 49% Equity Interest of Talisman Energy (UK) Limited to China Petrochemical Corporation (Sinopec)
On December 17, 2012, Talisman completed the sale of 49% of its equity interest in TEUK, now renamed TSEUK, which owns substantially all of Talisman’s UK assets, to Addax Petroleum UK Limited (Addax), an indirect wholly-owned subsidiary of Sinopec, for cash consideration of $1.5 billion based on an effective date of January 1, 2012.  The $1.5 billion cash consideration was comprised of $1,349 million in cash ($1,467 million in cash received net of $118 million cash disposed) and $33 million of working capital and other adjustments. This newly created entity was accounted for using the equity method effective December 17, 2012.

6. PROPERTY ACQUISTIONS
In July 2013, Talisman acquired a 55% working interest and operatorship of exploration and evaluation assets in Block 07/03 offshore Vietnam via two separate transactions with a total acquisition cost of $95 million. The block is adjacent to the Company's existing position in the Nam Con Son Basin.

7. BUSINESS COMBINATIONS

Kinabalu PSC

During the three month period ended December 31, 2012, the Company entered into a new PSC with PETRONAS, the national oil company of Malaysia, whereby it acquired a 60% working interest in the Kinabalu PSC and assumed operatorship on December 26, 2012.  As consideration for receipt of the PSC interest, the Company paid to PETRONAS a financial commitment in the amount of $50 million in January 2013.

This acquisition, which builds on the Company's acreage position in Malaysia and is being reported in the Southeast Asia segment, was accounted for using the acquisition method. The fair values of the identifiable assets acquired and liabilities assumed by Talisman, after working capital and other adjustments, were preliminarily allocated as follows:

Fair value of share of net assets acquired
Property, plant and equipment	61
Exploration and evaluation assets	39
Decommissioning liability	(53)
Deferred tax liability	(19)
Total identifiable net assets at fair value	28
Goodwill arising on acquisition (note 10)	22
Total cost of acquisition	50
Satisfied by:
Cash paid in 2013	50

The goodwill arising on this acquisition is attributable to the difference between the accounting fair value and the tax basis of the net assets acquired, and is not expected to be deductible for income tax purposes. No contingent consideration or contingent liabilities arose from this transaction.

8. INTERESTS IN SUBSIDIARIES

The interim condensed Consolidated Financial Statements include the financial statements of Talisman Energy Inc. and its directly or indirectly owned subsidiaries.  Transactions between subsidiaries are eliminated on consolidation.  The following table lists the material operating subsidiaries owned directly or indirectly by Talisman as at September 30, 2013:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Securities Owned
Talisman Energy Canada ¹	Alberta	100%
Talisman Energy USA Inc.	Delaware	100%
Talisman Energy Norge AS	Norway	100%
Talisman (Corridor) Ltd.	Barbados	100%
Talisman (Vietnam 15-2/01) Ltd.	Alberta	100%
Talisman Malaysia Limited	Barbados	100%
Talisman Malaysia (PM3) Limited	Barbados	100%
Talisman (Algeria) BV	The Netherlands	100%

1.	Talisman Energy Canada is an Alberta general partnership which currently carries on substantially all of Talisman’s conventional Canadian oil and gas operations.

9. INVESTMENTS

	September 30, 2013	December 31, 2012
Investments in Joint Ventures
Equity investment in Equión	898	803
Equity investment in TSEUK	(228)	(155)
Loan to TSEUK	629	414
	1,299	1,062
Investment in Associate
Oleoducto Central S.A. (Ocensa)	561	-
Available-for-sale investments
Ocensa	-	662
Transasia Pipeline Company Pvt. Ltd.	34	34
Other	45	33
	79	729
Total	1,939	1,791

The Company assesses investments for impairment whenever changes in circumstances or events indicate that the carrying value may not be recoverable. If such impairment indicators exist, the carrying amount of the investment is compared to its recoverable amount. The recoverable amount is the higher of the investment’s fair value less costs to sell and its value in use. The investment is written down to its recoverable amount when its carrying amount exceeds the recoverable amount.

The value of the Company’s Investment in Joint Ventures is supported by management’s view of the future operational and financial performance of the underlying assets within each investment. Throughout 2013, TSEUK has been challenged with respect to asset uptime, adverse drilling results, declining production and emerging potential increases to remediation cost estimates. These challenges will be factored into the Company’s reserves, planning and impairment processes due to be completed in the fourth quarter of 2013. The adverse performance of the business will likely result in lower estimated future cash flows than previously anticipated, and under these circumstances the risk of impairments is increased. Management expects to reach its conclusions and book impairments, if any, in the fourth quarter. The total value of the Company’s investment in TSEUK at September 30, 2013 is $401 million.

Investments in Joint Ventures
Movement in investments in joint ventures during the period:

	Nine months ended September 30, 2013	Year ended December 31, 2012
Balance, beginning of period	1,062	890
Investment in TSEUK subsequent to disposal (note 5)	-	(109)
Loan to TSEUK	215	414
Share of net income and comprehensive income	22	315
Non-cash dividend received, net of income tax benefit of $214 million	-	(448	)¹
Balance, end of period	1,299	1,062

1.   In November 2012, Talisman, together with Ecopetrol SA, completed a restructuring of Equión whereby the investment in Ocensa was distributed to the shareholders as a non-cash dividend.

Talisman has a 49% interest in the ownership and voting rights of Equión whose principal place of operations is Colombia.  Talisman is one of two shareholders in this strategic corporate joint venture engaged in the exploration for, and development and production of crude oil and natural gas.  The corporate joint venture is governed by a heads of agreement amongst the shareholders, which requires that unanimous consent be obtained from the shareholders for all significant operating and financing decisions.

Talisman has a 51% interest in the ownership and voting rights of TSEUK whose principal place of operations is the United Kingdom and is incorporated in England and Wales.  Talisman is one of two shareholders in this corporate joint venture engaging in the exploration for, and development and production of crude oil and natural gas.  The corporate joint venture is governed by a shareholders’ agreement, which requires that unanimous consent be obtained from the shareholders for all significant operating and financing decisions.

The following table summarizes the financial information of the joint ventures. The table also reconciles financial information to the carrying amount of the Company's interest in joint ventures, which is accounted for using the equity method.

Summarized Balance Sheets	September 30, 2013			December 31, 2012
	TSEUK1	Equión1	Total	TSEUK1	Equión1	Total
Cash and cash equivalents	107	159	266	125	212	337
Current assets	539	324	863	371	343	714
Loans receivable from shareholders	-	403	403	-	302	302
Non-current assets, excluding goodwill	4,382	1,292	5,674	4,287	1,290	5,577
Total assets, excluding goodwill	5,028	2,178	7,206	4,783	2,147	6,930
Current liabilities	755	366	1,121	600	516	1,116
Loans payable to shareholders	1,233	-	1,233	811	-	811
Non-current liabilities	3,639	310	3,949	3,827	322	4,149
Total liabilities	5,627	676	6,303	5,238	838	6,076
Net assets (liabilities), excluding goodwill	(599)	1,502	903	(455)	1,309	854

Talisman’s interest	51%	49%		51%	49%
Talisman’s share of net assets (liabilities), excluding goodwill	(305)	736	431	(232)	641	409
Goodwill	77	162	239	77	162	239
	(228)	898	670	(155)	803	648
Loan to TSEUK	629	-	629	414	-	414
	401	898	1,299	259	803	1,062
1. Balances represent respective entity’s 100% share.

Summarized Statements of Income (Loss)	Three months ended September 30, 2013			Three months ended September 30, 2012
	TSEUK1	Equión1	Total	TSEUK1,2	Equión1	Total
Revenue	411	166	577	-	175	175

Operating	308	21	329	-	30	30
Transportation	6	12	18	-	-	-
General and administrative	3	-	3	-	-	-
Depreciation, depletion and amortization	86	47	133	-	52	52
Exploration expense	21	-	21	-	-	-
Finance costs	23	2	25	-	2	2
Dry hole	-	-	-	-	51	51
Other	8	(11)	(3)	-	4	4
Income (loss) before tax	(44)	95	51	-	36	36
Current income tax expense (recovery)	(54)	37	(17)	-	27	27
Deferred income tax expense (recovery)	20	(9)	11	-	(13)	(13)
Net income (loss) and comprehensive income (loss)	(10)	67	57	-	22	22

Talisman’s interest	51%	49%		100%	49%
Talisman’s share of income (loss) after tax	(5)	33	28	-	11	11
Cash dividends received by Talisman	-	-	-	-	-	-

Summarized Statements of Income (Loss)	Nine months ended September 30, 2013			Nine months ended September 30, 2012
	TSEUK1	Equión1	Total	TSEUK1,2	Equión1	Total
Revenue	1,122	563	1,685	-	636	636

Operating	892	67	959	-	82	82
Transportation	18	32	50	-	1	1
General and administrative	9	-	9	-	-	-
Depreciation, depletion and amortization	253	156	409	-	167	167
Exploration expense	34	1	35	-	-	-
Finance costs	62	2	64	-	5	5
Impairment	349	-	349	-	-	-
Dry hole	-	-	-	-	51	51
Other	(27)	(8)	(35)	-	11	11
Income (loss) before tax	(468)	313	(155)	-	319	319
Current income tax expense (recovery)	(99)	129	30	-	164	164
Deferred income tax recovery	(226)	(10)	(236)	-	(67)	(67)
Net income (loss) and comprehensive income (loss)	(143)	194	51	-	222	222

Talisman’s interest	51%	49%		100%	49%
Talisman’s share of income (loss) after tax	(73)	95	22	-	109	109
Cash dividends received by Talisman	-	-	-	-	-	-
1.      Balances represent respective entity’s 100% share.
2.      TSEUK balances presented as $nil as entity did not become a joint arrangement until December 17, 2012. Refer to note 5.

Summarized Statements of Cash Flows	Three months ended September 30, 2013			Three months ended September 30, 2012
	TSEUK1	Equión1	Total	TSEUK1,2	Equión1	Total
Operating activities
Net income (loss)	(10)	67	57	-	22	22
Add: Finance costs (cash and non-cash)	23	2	25	-	2	2
Items not involving cash	119	39	158	-	100	100
Changes in non-cash working capital	(147)	22	(125)	-	(120)	(120)
Cash provided by (used in) operating activities	(15)	130	115	-	4	4

Investing activities
Capital expenditures	(268)	(55)	(323)	-	(67)	(67)
Loans to shareholders	-	-	-	-	(5)	(5)
Other	76	(35)	41	-	12	12
Cash used in investing activities	(192)	(90)	(282)	-	(60)	(60)

Financing activities
Loans from shareholders, net of repayments	245	-	245	-	-	-
Finance costs (cash)	(12)	(2)	(14)	-	-	-
Other	-	-	-	-	-	-
Cash provided by (used in) financing activities	233	(2)	231	-	-	-
1.  Balances represent respective entity’s 100% share.
2.  TSEUK balances presented as $nil as entity did not become a joint arrangement until December 17, 2012. Refer to note 5.

Summarized Statements of Cash Flows	Nine months ended September 30, 2013			Nine months ended September 30, 2012
	TSEUK1	Equión1	Total	TSEUK1,2	Equión1	Total
Operating activities
Net income (loss)	(143)	194	51	-	222	222
Add: Finance costs (cash and non-cash)	62	2	64	-	5	5
Items not involving cash	355	146	501	-	167	167
Changes in non-cash working capital	(87)	(34)	(121)	-	(23)	(23)
Cash provided by operating activities	187	308	495	-	371	371

Investing activities
Capital expenditures	(672)	(166)	(838)	-	(176)	(176)
Loans to shareholders	-	(100)	(100)	-	(224)	(224)
Other	73	(92)	(19)	-	6	6
Cash used in investing activities	(599)	(358)	(957)	-	(394)	(394)

Financing activities
Loans from shareholders, net of repayments	421	-	421	-	-	-
Finance costs (cash)	(27)	(2)	(29)	-	(2)	(2)
Other	-	-	-	-	-	-
Cash provided by (used in) financing activities	394	(2)	392	-	(2)	(2)
1.  Balances represent respective entity’s 100% share.
2.  TSEUK balances presented as $nil as entity did not become a joint arrangement until December 17, 2012. Refer to note 5.

The summarized financial information presented is the amounts included in the financial statements of the joint venture entities adjusted for fair value adjustments made at the time of acquisition, as appropriate. The fair value adjustments related to the Company's jointly controlled equity interest in Equión principally relate to property, plant and equipment, provisions and the related indemnification asset and goodwill.

The shareholders of TSEUK have provided an unsecured loan facility totaling $2.4 billion to TSEUK, of which Talisman is committed to $1.2 billion, for the purpose of funding capital expenditures of TSEUK.  As at September 30, 2013, $1.23 billion has been drawn under this facility, of which Talisman’s share is $629 million.   Loans under this facility bear interest at the UK interest rate swap rate plus 2.5%, and are repayable quarterly in equal installments based upon a five year repayment period calculated from the date each loan is advanced.  All outstanding loans mature December 31, 2017, although the maturity date may be extended from time to time upon agreement between the shareholders and TSEUK.  Prior to the maturity date, TSEUK may repay, in full or in part, the balance outstanding on any loan under this facility.

The loan due to Equión of $198 million (2012 - $148 million) is unsecured, due upon demand and bears interest at LIBOR plus 0.30%.

The following table summarizes Talisman's share of TSEUK commitments as at December 31, 2012.

	2013	2014	2015	2016	2017	Subsequent to 2017	Total
Office leases	2	2	2	2	2	16	26
Vessel leases	19	15	14	9	8	5	70
Transportation and processing commitments	14	9	8	8	8	9	56
Decommissioning liabilities	11	17	17	62	96	1,472	1,675
PP&E and E&E assets	78	66	63	-	-	-	207
Other service contracts	80	30	29	5	3	3	150
	204	139	133	86	117	1,505	2,184

Equión did not have any material commitments as at December 31, 2012.

In addition to the table above, during the three and nine months periods ended September 30, 2013, TSEUK entered into two vessel lease commitments for $162 million and one rig commitment for $204 million. There have been no other significant changes to these expected future commitments, and the timing of those payments, since December 31, 2012.

As of September 30, 2013, TSEUK’s total recorded decommissioning liabilities were $2.4 billion. Decommissioning estimates are subject to a significant amount of management judgment given the long dated nature of the assets and the timing of remediation on cessation of production. The Company reviews its assessment of decommissioning liabilities annually, or where a triggering event causes a review, taking into account new information and industry experience.  Management is in the process of reviewing the latest decommissioning liability estimates and believes, based on emerging information, that there is a likelihood of increases being confirmed as the process is progressed. At this stage, management has not concluded on the magnitude of the adjustments, if any, but will progress the review process, and make any necessary adjustments to remediation liabilities, in future periods.

TSEUK is required to provide demand letters of credit as security in relation to certain decommissioning obligations in the United Kingdom pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). At September 30, 2013, approximately 75% of TSEUK’s decommissioning obligations have letter of credit security in place. The parties to the Joint Venture agreed to replace the existing letters of credit with letters of credit issued under shared facilities during the letter of credit renewal process in the third and fourth quarters. The Company guarantees 51% of all letters of credit issued under the shared facilities. The Company has also granted guarantees to various beneficiaries in respect of decommissioning obligations of TSEUK. At the commencement of the Joint Venture, Addax assumed 49% of the decommissioning obligations of TSEUK supported by an unconditional and irrevocable guarantee from Addax’s parent company, Sinopec.

As of September 30, 2013, shared facilities were in place for $1.1 billion, of which $0.6 billion (Company share $0.3 billion) has been used for the third quarter renewals. Additional shared facilities are being negotiated for the fourth quarter renewals and the Company believes there will be sufficient shared facility capacity to replace all legacy demand letters of credit. As of 30 September 2013, the Company had legacy demand letters of credit in place of $1.1 billion.

Any changes to decommissioning estimates influence the value of letters of credit to be provided pursuant to DSAs. In addition, the extent to which shared facility capacity is available, and the cost of that capacity, is influenced by the Company’s Investment Grade credit rating.

The United Kingdom Government passed legislation in 2013 which provides for a contractual instrument, known as a Decommissioning Relief Deed, for the Government to guarantee tax relief on decommissioning costs at 50%, allowing security under DSAs to be posted on an after tax basis and reducing the value of letters of credit required to be posted correspondingly. TSEUK has entered into a Decommissioning Relief Deed with the United Kingdom Government and will commence negotiations with counterparties to amend all DSAs accordingly. The Company expects this process to be completed during 2014.

Investments in Joint Operations
Talisman accounts for joint operations using proportionate consolidation.  Talisman’s interest in the Talisman Sasol Montney Partnership (TSMP) has been accounted for as a joint operation and continues to be proportionately consolidated as Talisman shares its interests in the partnership assets based on the Company’s 50% ownership interest and is jointly and severally liable for the obligations of the partnership. TSMP’s principal place of operations and country of incorporation is Canada.

Investments in Associate
Talisman has a 12.152% interest in Ocensa whose principal place of operations and country of incorporation is Colombia. On January 17, 2013, Ocensa’s shareholders approved a resolution to change the nature of Ocensa’s business from a cost recovery operating model to a profit oriented operating model, and certain elements of the governance structure within Ocensa.  Among these changes, the arrangement for appointing the Board of Directors was modified, which provided Talisman with the ability to appoint one director to Ocensa’s Board based upon its current ownership interest in Ocensa.  Talisman is now able to exercise significant influence over Ocensa from its ability to participate in the significant operating and financing decisions of Ocensa and as a result, Talisman has accounted for its investment in Ocensa using the equity method commencing January 17, 2013.

In addition, the shareholders of Ocensa now have the option to sell, on a temporary or permanent basis, all or a part of their entitlement to shipping capacity on the Ocensa pipeline (the Transportation Rights).  As a result of this change, Talisman has attributed $108 million to the Transportation Rights given its ability to sell excess transportation capacity in the Colombian markets.  The Transportation Rights are recorded in other assets (see note 11), and are being depreciated using the straight-line method at an annual rate of 8%.

The change in accounting for the investment in Ocensa from an available-for-sale financial asset to an equity accounted investment for Talisman’s ownership interest in Ocensa and for the Transportation Rights has been done at fair value.  Talisman considered recent market transactions and the value of the transportation cost savings as well as the value of excess transportation capacity in the Colombian markets in determining fair value.

Movement in investment in associate during the period:
	Nine months ended September 30, 2013	Year ended December 31, 2012
Balance, beginning of period	-	-
Transfer from available-for-sale investment	555	-
Cash dividends received by Talisman	(37)	-
Share of comprehensive income	43	-
Balance, end of period	561	-

The following table summarizes the financial information of Ocensa. The table also reconciles financial information to the carrying amount of the Company's interest in Ocensa, which is accounted for using the equity method.

Summarized Balance Sheets	September 30, 2013	December 31, 2012¹
Total Assets	5,104	-
Total Liabilities	491	-
Net Assets	4,613	-
Talisman’s interest	12.152%	12.152%
Talisman’s share of net assets	561	-

	Three months ended September 30		Nine months ended September 30
Summarized Statements of Income	2013	2012¹	2013	2012¹
Revenue	338	-	922	-
Expenses (including income taxes)	209	-	571	-
Net income and comprehensive income	129	-	351	-
Talisman’s Interest	12.152%	-	12.152%	-
Talisman’s share of net income and comprehensive income	16	-	43	-

	Three months ended September 30		Nine months ended September 30
Summarized Statements of Cash Flows	2013	2012¹	2013	2012¹
Operating Activities
Net income	129	-	351	-
Items not involving cash	57	-	177	-
Changes in non-cash working capital	77	-	402	-
Cash provided by operating activities	263	-	930	-

Cash used in investing activities	(12)	-	(19)	-

Cash used in financing activities	(557)	-	(612)	-

1.   Talisman recognized Ocensa as an associate effective January 17, 2013 when Talisman gained significant influence.

10. GOODWILL

Continuity of goodwill	Nine months ended September 30, 2013	Year ended December 31, 2012
Balance, beginning of period	775	1,155
Acquisitions	-	22
Disposals	-	(325)
Deconsolidation of TSEUK for equity accounting	-	(77)
Balance, end of period	775	775

There was no change to the Company’s goodwill in 2013. The December 31, 2011 balance in goodwill was restated by $162 million in the opening balance sheet of the Other segment. The December 31, 2012 balance in goodwill was restated by $77 million in the North Sea segment related to the deconsolidation of TSEUK. Refer to note 4 to the December 31, 2012 balance sheet reconciliation.

The Company’s goodwill balance includes $472 million relating to the North Sea. The value of North Sea goodwill is supported by a combination of United Kingdom and Norway asset values, and any potential future diminution of those valuations, as referenced in note 9, will enhance the risk of impairment of North Sea goodwill.

11. OTHER ASSETS

	September 30, 2013	December 31, 2012
Accrued pension asset	3	3
Decommissioning sinking fund	61	50
Transportation rights (net of $6 million accumulated depreciation) (note 9)	102	-
Other	8	2
Total	174	55

12. YME REMOVAL OBLIGATION

In March 2013, Talisman, acting on behalf of its partners in the Yme field in Norway, entered into an agreement with the platform contractor. This agreement terminated all existing Yme contracts and outstanding disputes between the Yme partners and the platform contractor, set out the provisions regarding the removal of the existing above-surface Yme structure, the delivery of the existing above-surface Yme structure to the platform contractor (which Talisman, acting on behalf of the Yme partners, will complete as the “Talisman Works”) and provided for a payment of $470 million from the platform contractor to the Yme partners to fund the cost of the Talisman Works.  The Yme partners agreed to deposit $409 million into an escrow account, which can only be withdrawn for purposes of settling costs and liabilities associated with the Talisman Works.

As at September 30, 2013, Talisman’s share of the liability associated with the Talisman Works in the amount of $261 million has been recorded as the Yme removal obligation of which $139 million has been classified as current, as it is expected to be settled within the next twelve months, while the remaining $122 million has been classified as long-term.  Talisman’s share of the cash held in the escrow account in the amount of $224 million has been recorded as restricted cash of which $139 million has been classified as current, while the remaining $85 million has been classified as long-term.  During the three month and nine month periods ended September 30, 2013, $14 million and $21 million in eligible expenditures, respectively, were incurred on the Talisman Works which reduced both the restricted cash and the Yme removal obligation by an equal amount.

13. OIL AND GAS ASSETS

The cost and accumulated DD&A of the Company’s PP&E (including corporate assets) and E&E assets are as follows:

	PP&E	E&E assets	Total

Cost
At December 31, 2011	29,243	4,198	33,441

Acquisitions through business combinations (note 7)	61	39	100
Additions	2,991	595	3,586
Disposals and derecognition	(716)	(46)	(762)
Transfers from E&E assets to PP&E	552	(552)	-
Transfers from PP&E to E&E assets	(1,574)	1,574	-
Change in decommissioning liabilities	494	45	539
Expensed to dry hole	-	(238)	(238)
Disposals - TEUK	(4,701)	(19)	(4,720)
Deconsolidation of TSEUK for equity accounting	(4,800)	(19)	(4,819)

At December 31, 2012	21,550	5,577	27,127

Acquisitions (note 6)	-	105	105
Additions	1,524	300	1,824
Disposals and derecognition	(130)	(39)	(169)
Transfers from E&E assets to PP&E	335	(335)	-
Change in decommissioning liabilities	(118)	(18)	(136)
Expensed to dry hole	-	(82)	(82)

At September 30, 2013	23,161	5,508	28,669

Accumulated DD&A
At December 31, 2011	13,905	244	14,149

Charge for the year	2,373	-	2,373
Disposals and derecognition	(516)	(24)	(540)
Impairment losses	2,125	464	2,589
Transfers from PP&E to E&E assets	(1,574)	1,574	-
Disposals - TEUK	(2,597)	-	(2,597)
Deconsolidation of TSEUK for equity accounting	(2,628)	-	(2,628)

At December 31, 2012	11,088	2,258	13,346

Charge for the period	1,361	-	1,361
Disposals and derecognition	(100)	(36)	(136)
Impairment losses (note 14)	3	20	23
Impairment reversals (note 14)	(3)	(20)	(23)

At September 30, 2013	12,349	2,222	14,571

Net book value
At September 30, 2013	10,812	3,286	14,098
At December 31, 2012	10,462	3,319	13,781
At December 31, 2011	15,338	3,954	19,292

14. IMPAIRMENT

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Impairment losses
E&E assets	1	290	20	363
PP&E	3	747	3	1,800
	4	1,037	23	2,163

Impairment reversals
E&E assets	(2)	-	(20)	-
PP&E	-	-	(3)	-
	(2)	-	(23)	-
Net Impairment (reversal)	2	1,037	-	2,163

During the nine month period ended September 30, 2013, the Company recorded $12 million of impairment expense relating to its exit from Sierra Leone. The Company also recorded impairment reversals of $21 million in the North Sea, due primarily to a reduction in the decommissioning obligation and assets caused by a 1% increase in the real discount rate used to measure decommissioning liabilities.

During the three month period ended September 30, 2012, the Company fully impaired its Quebec exploration and evaluation assets and recorded an impairment expense of $109 million.  During the same period, the Company recorded an impairment expense of $497 million related to the Yme platform, $250 million related to the drop in reservoir pressure at Rev in Norway, and $172 million related to the exit from Peru.

15. DECOMMISSIONING LIABILITIES

Continuity of decommissioning liabilities	Nine months ended September 30, 2013	Year ended December 31, 2012
Balance, beginning of period	1,557	3,009
Liabilities incurred during the period	12	190
Liabilities settled during the period	(39)	(53)
Accretion expense (note 16)	26	81
Revisions in estimated cash flows	(2)	179
Change in discount rate	(146)	228
Disposals	(1)	(1,023)
Deconsolidation of TSEUK for equity accounting on transition to IFRS11	-	(1,054)
Balance, end of period	1,407	1,557
Expected to be settled within one year	40	43
Expected to be settled in more than one year	1,367	1,514
	1,407	1,557

The provision has been discounted using a weighted average credit-adjusted risk free rate of 3.5% at September 30, 2013 (December 31, 2012 – 2.5%), which excludes the impact of inflation.

16. FINANCE COSTS

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Interest on long-term debt	68	67	203	188
Miscellaneous interest expense and other fees	9	11	25	34
Accretion expense (note 15)	10	22	26	66
Less: interest capitalized	-	(27)	(10)	(77)
	87	73	244	211

Interest capitalization ceased on certain North Sea projects including Yme effective January 1, 2013. In addition, interest capitalization ceased in the HST/HSD blocks in Vietnam upon first production in May 2013.

17. LONG-TERM DEBT
	September 30, 2013	December 31, 2012
Bank Credit Facilities	550	-
Commercial Paper	516	-
Tangguh Project Financing	86	89
Debentures and Notes (Unsecured)
US$ denominated	3,949	3,949
UK£ denominated (UK£ million)	403	404
Gross debt	5,504	4,442
Less: current portion	(1,124)	(8)
Long-term debt	4,380	4,434

Bank Credit Facilities and Commercial Paper

At September 30, 2013, Talisman had unsecured credit facilities totaling $3.1 billion, consisting of facilities of C$3 billion (Facility No. 1) and $200 million (Facility No. 2). On March 19, 2013, the Company renegotiated Facility No. 1 of its revolving syndicated credit facility which matures March 19, 2018. Facility No. 2 was renegotiated by the Company on October 21, 2013 and matures October 21, 2018. Both facilities act as five-year committed credit facilities and borrowings under them must be repaid on the maturity date.

Borrowings under Facility No. 1 are available in the form of prime loans, C$ or US$ bankers’ acceptances, US$ base rate loans, LIBOR-based loans and letters of credit.  In addition, drawings to a total of $1.0 billion are available in the form of letters of credit.  Borrowings under Facility No. 2 are available in the form of prime loans, C$ or US$ guaranteed notes, US$ base rate loans, LIBOR-based loans and letters of credit.

At September 30, 2013, $550 million in the form of bankers’ acceptances were drawn on the Company’s bank lines. In addition, $516 million of commercial paper was outstanding and a further $88 million of supporting letters of credit were outstanding under Facility No. 2. The amount available under the commercial paper program is limited to the availability of backup funds under the Company’s bank credit facilities.

With the exception of $1.1 billion of debt presented as a current liability, Talisman has no significant debt maturities until 2015.  The current liability consists of $550 million in bankers’ acceptances, $516 million in commercial paper, $50 million of 8.25% notes, and $8 million in Tangguh project financing.

At September 30, 2013, available borrowing capacity under the bank credit facilities was $1.9 billion.

Talisman is in compliance with all of its debt covenants.  The Company’s principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter.

18. OTHER LONG-TERM OBLIGATIONS

	September 30, 2013	December 31, 2012
Accrued pension and other post-employment benefits liability	117	125
Deferred credits	19	21
Long-term portion of discounted obligations under finance leases	47	55
Long-term portion of share-based payments liability (note 19)	13	20
Other	37	35
	233	256

The fair value of financial liabilities included above approximates the carrying amount.

19. SHARE CAPITAL AND SHARE-BASED PAYMENTS

Authorized

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

Common Shares Issued

Continuity of common shares	Nine months ended September 30, 2013		Year ended December 31, 2012
	Shares	Amount	Shares	Amount
Balance, beginning of period	1,025,449,730	1,639	1,021,422,470	1,561
Issued on exercise of stock options	2,548,638	31	1,190,223	15
Shares purchased and held in trust for long-term PSU plan	-	-	(2,022,000)	(25)
Shares released from trust for long-term PSU plan	2,783,330	44	4,859,037	88
Balance, end of period	1,030,781,698	1,714	1,025,449,730	1,639

Subsequent to September 30, 2013, 563,642 stock options were exercised for shares and no common shares were purchased and held in trust for the long-term PSU plan.  There were 1,031,345,340 common shares outstanding at November 1, 2013.

During the three month period ended September 30, 2013, Talisman declared common share dividends of $0.0675 per share for an aggregate dividend of $70 million.

Preferred Shares Issued

Continuity of preferred shares	Nine months ended September 30, 2013		Year ended December 31, 2012
	Shares	Amount	Shares	Amount
Cumulative Redeemable Rate Reset First Preferred Shares, 4.2% Series 1:
Balance, beginning of period	8,000,000	191	8,000,000	191
Issued	-	-	-	-
Balance, end of period	8,000,000	191	8,000,000	191

During the three month period ended September 30, 2013, Talisman declared preferred share dividends of C$0.2625 per share for an aggregate dividend of $2 million.

Share-Based Payments1

	Options	Cash Units	Restricted Share Units (RSU)	Deferred Share Units (DSU)	Long-term Performance Share Units (PSU)
Continuity of share-based payment plans	Number of shares underlying options	Number of Units	Number of units	Number of Units	Number of units
Outstanding at December 31, 2012	59,836,097	6,795,106	529,367	565,751	16,536,701
Deconsolidation of TSEUK for equity accounting	-	(4,300,526)	(76,743)	-	-
Granted	117,270	51,830	7,844,189	1,319,711	1,287,901
Dividend equivalent	-	-	49,707	26,644	147,847
Exercised for common shares/settled	(2,548,638)	(20,208)	(301,727)	(24,465)	(2,783,329)
Surrendered for cash	(487,803)	-	-	-	-
Forfeited	(10,539,325)	(456,604)	(960,387)	-	(2,692,987)
Outstanding at September 30, 2013	46,377,601	2,069,598	7,084,406	1,887,641	12,496,133
Exercisable at September 30, 2013	37,381,437	1,027,184

Weighted average grant price	C$12.62	C$12.80			C$12.35

1.   Dollar amounts in share-based payments tables are provided in C$.

During the three month period ended September 30, 2013, the Company recorded a share-based payments expense of $6 million (2012 - $61 million) in respect of the following plans: stock options - $24 million recovery, PSUs - $12 million expense and RSUs - $12 million expense. The Company also recorded a DSU expense of $6 million.   The share-based payments expense includes a cash payment of $0.2 million (2012 - $1 million) to employees in settlement of fully accrued share-based payments liabilities for stock options and cash units exercised in the period.

During the nine month period ended September 30, 2013, the Company recorded share-based payments expense of $30 million (2012 - $11 million recovery) in respect of the following plans: stock options - $47 million recovery, cash units - $1 million expense, PSUs - $47 million expense, long-term 2010 PSU grant settled to UK employees - $3 million recovery and RSUs - $22 million expense. The Company also recorded a DSU expense of $14 million, of which $4 million relating to directors and executive deferrals is recognized in general and administrative expense within the condensed Consolidated Statement of Income.

Of the combined obligation for cash-settled stock option, cash unit, DSU and RSU plans of $139 million (December 31, 2012 – $154 million), $126 million (December 31, 2012 – $134 million) is included in accounts payable and accrued liabilities on the interim condensed Consolidated Balance Sheets and $13 million (December 31, 2012 – $20 million) is included in other long-term obligations.

On April 1, 2013, Talisman implemented the “Global Restricted Share Unit Plan for Eligible Employees of Talisman Energy Inc. and its affiliates”.  All RSUs issued by the Company under this plan permit the holder to receive a cash payment equal to the market value of the common shares at the vest date. Participants are also credited with additional RSUs corresponding to any associated notional dividend payments (referred to as ‘dividend equivalent RSUs’). Typically, one-third of the RSUs granted under the plan are paid on the grant anniversary date every year for the three years following the grant date.  During the nine month period ended September 30, 2013, non-executive employees were granted a total of 7,844,189 RSUs in place of stock options, cash units and PSUs.

Subsequent to September 30, 2013, no stock options were granted, 498,987 stock options were exercised for shares, 64,655 options were surrendered for cash and 696,526 were forfeited with 45,117,433 outstanding at November 1, 2013.  Subsequent to September 30, 2013, no cash units were granted, 47,909 cash units were forfeited with 2,021,689 outstanding at November 1, 2013.  Subsequent to September 30, 2013, 76,464 PSUs were granted, 77,847 PSUs were forfeited, with 12,494,750 outstanding at November 1, 2013. Subsequent to September 30, 2013, 45,982 RSUs were granted,  15,516 were exercised and 84,835 were forfeited, with 7,030,037 outstanding at November 1, 2013. There were no DSU’s granted or forfeited subsequent to September 30, 2013.

20. FINANCIAL INSTRUMENTS
Talisman’s financial assets and liabilities at September 30, 2013 consisted of cash and cash equivalents, accounts receivable, available-for-sale investments, bank indebtedness, accounts payable and accrued liabilities, loans from joint ventures, long-term debt (including the current portion) and risk management assets and liabilities arising from the use of derivative financial instruments.

Fair Value of Financial Assets and Liabilities
The fair values of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, and loans from joint ventures approximate their carrying values due to the short-term maturity of those instruments.

Borrowings under bank credit facilities are short-term in nature and are market rate-based, thus, carrying value approximates fair value.  The fair value of public debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics.  The fair values of private notes are based on estimations provided by third parties.  The fair value of Talisman’s floating rate debt is determined by discounting future estimated coupon payments at the current market interest rate.  The fair value of Talisman’s long-term debt (including the current portion) at September 30, 2013 was $5.8 billion (December 31, 2012 - $5.2 billion), while the carrying value was $5.5 billion (December 31, 2012 - $4.4 billion).

The fair values of all other financial assets and liabilities approximate their carrying values.

Risk management assets and liabilities are recorded at their estimated fair values.  To estimate fair value, the Company uses quoted market prices when available, or models that utilize observable market data.  In addition to market information, the Company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.  The Company’s non-performance risk is determined based on third party quotes for the Company’s debt instruments with maturity dates that are similar, or in close approximation, to the maturity dates of the corresponding financial instrument. The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable.

The three levels of the fair value hierarchy are as follows:

•
Level 1 – inputs represent quoted prices in active markets for identical assets or liabilities (for example, exchange-traded commodity derivatives).  Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis;

•
Level 2 – inputs other than quoted prices included within level 1 that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates and volatility factors, which can be observed or corroborated in the marketplace.  The Company obtains information from sources such as the New York Mercantile Exchange (NYMEX) and independent price publications; and

•
Level 3 – inputs that are less observable, unavailable or where the observable data does not support the majority of the instrument’s fair value, such as the Company’s internally developed assumptions about market participant assumptions used in pricing an asset or liability, for example, an estimate of future cash flows used in the Company’s internally developed present value of future cash flows model that underlies the fair value measurement.

In forming estimates, the Company utilizes the most observable inputs available for valuation purposes.  If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.  The valuation of over-the-counter financial swaps and collars is based on similar transactions observable in active markets or industry standard models that rely primarily on market observable inputs.  Substantially all of the assumptions for industry standard models are observable in active markets throughout the full term of the instrument. These are categorized as level 2.

Fair values for cross-currency and interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract.  Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices.  Fair values for commodity price derivatives are based on discounted cash flow analysis using current market rates and prices and option pricing models using forward pricing curves and implied volatility, as appropriate, which are compared to quotes received from financial institutions for reasonability.

The following table presents the Company’s risk management assets and liabilities measured at fair value for each hierarchy level at September 30, 2013:

	Fair value measurements using
	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
Assets
Interest rate swaps	-	26	-	26
Commodity contracts	-	79	-	79
Liabilities
Commodity contracts	-	51	-	51

Risk Management Assets, Liabilities, Gains and Losses

Derivative instrument	Balance sheet presentation	September 30, 2013	December 31, 2012
Interest rate swaps	Current assets	13	13
Interest rate swaps	Non-current assets	13	19
Commodity contracts	Current assets	45	35
Commodity contracts	Non-current assets	34	7
Risk management assets		105	74

Commodity contracts	Current liabilities	46	81
Commodity contracts	Non-current liabilities	5	1
Risk management liabilities		51	82

During the three month period ended September 30, 2013, the Company recorded a loss on held-for-trading financial instruments of $120 million (2012 - $116 million loss) and a gain of $21 million for the nine month period ended September 30, 2013 (2012 - $128 million loss).

Currency Risk
Talisman operates internationally and is therefore exposed to foreign exchange risk.  Talisman’s primary exposure is from fluctuations in the US$ relative to the C$, UK£, and NOK.

Talisman manages its foreign exchange exposure in a number of ways.  By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations.  Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries’ functional currencies.  The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.

In respect of financial instruments existing at September 30, 2013, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in a decrease of $6 million in net loss and a $6 million impact on other comprehensive loss during the three month period ended September 30, 2013.  A similar weakening of the US$ would have had the opposite impact.

Interest Rate Risk
Talisman is exposed to interest rate risk principally by virtue of its borrowings including loans from joint ventures.  Borrowing at floating rates exposes Talisman to short-term movements in interest rates.  Borrowing at fixed rates exposes Talisman to reset risk (i.e. at debt maturity).  Risk management activities aim to manage the mix of fixed-to-floating debt to best manage the trade-off between longer term interest rate reset risk and shorter term volatility in interest rates.

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt.  At September 30, 2013, the Company had fixed-to-floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015.  During the three month period ended September 30, 2013, the fair value of the fixed-to-floating interest rate swaps increased by $1 million.

In respect of financial instruments existing at September 30, 2013, a 1% increase in interest rates would have resulted in a $3 million increase in net loss and a $3 million impact on other comprehensive loss during the three month period ended September 30, 2013.

Credit Risk
A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  At September 30, 2013, approximately 95% of the Company's trade accounts receivable was current and the largest single counterparty exposure, accounting for 18% of the total, was with a highly rated counterparty.  Concentration of credit risk is mitigated by having a broad domestic and international customer base of highly rated counterparties.

Liquidity Risk
Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due.  Talisman mitigates this risk through its management of cash, debt, committed credit capacity and its capital program.

Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank credit facilities. The Company has in place facilities totaling $3.1 billion, which are fully committed through 2018.  At September 30, 2013, $516 million of commercial paper was outstanding, $88 million was supporting letters of credit and $550 million in the form of USD$ bankers acceptances were drawn. Available borrowing capacity was $1.9 billion at September 30, 2013.

In addition, the Company utilizes uncommitted demand letters of credit.  At September 30, 2013, demand letters of credit guaranteed by the Company totaling $1.8 billion were issued. Of that total, $1.4 billion is provided as security for the costs of decommissioning obligations in the UK as described in note 9. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, performance guarantees, decommissioning obligations in other areas and project financing.

Talisman renewed its syndicated credit facility on March 19, 2013 and the maturity date for both facilities is March 2018. The Company has no significant debt maturities until 2015.

Except for commodity price derivative contracts that mature as noted below, long-term debt that matures as outlined in note 17 and other long-term obligations detailed in note 18, all of the Company’s financial liabilities are due within one year.

Commodity Price Risk

Talisman is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas and NGLs.  Talisman enters into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors.  The Company may hedge a portion of its future production to protect cash flows to allow it to meet its strategic objectives.

The Company had the following commodity price derivative contracts outstanding at September 30, 2013, none of which are designated as hedges:

Two-way collars (Oil)	Term	bbls/d	Floor/ceiling $/bbl	Fair value asset (liability)
Dated Brent oil index	2013 Oct - Dec	6,000	90.00/121.63	(1)
Dated Brent oil index	2013 Oct - Dec	10,000	90.00/101.91	(6)
Dated Brent oil index	2013 Oct - Dec	10,000	90.00/105.33	(3)
WTI	2013 Oct - Dec	10,000	85.00/104.05	(1)
Dated Brent oil index	2014 Jan - Dec	10,000	95.00/110.07	2
Dated Brent oil index	2014 Jan - Dec	10,000	90.00/105.22	(10)
WTI	2014 Jan - Dec	5,000	80.00/95.00	(8)
Dated Brent oil index	2014 Apr - Jun	5,000	90.00/119.70	1
Dated Brent oil index	2015 Jan - Dec	5,000	90.00/100.01	(3)
WTI	2015 Jan - Dec	5,000	80.00/95.02	(1)
Dated Brent oil index	2015 Jan - Dec	10,000	90.00/105.73	3
				(27)

Fixed priced swaps (Oil)	Term	bbls/d	$/bbl	Fair value asset
Dated Brent oil index	2013 Oct - Dec	7,500	110.01	1
Dated Brent oil index	2013 Oct - Dec	26,500	105.22	(6)
WCS swap	2013 Oct - Dec	6,500	75.42	2
Dated Brent oil index	2014 Jan - Mar	10,000	103.22	(2)
WCS swap	2014 Jan - Mar	6,500	72.47	(1)
Dated Brent oil index	2014 Jan - Jun	10,000	103.06	(2)
Dated Brent oil index	2014 Jul - Dec	10,000	103.31	4
WTI	2014 Jan - Dec	2,500	91.91	(3)
Dated Brent oil index	2014 Jan - Dec	10,000	104.02	5
WTI	2014 Jan - Dec	10,000	94.28	(4)
				(6)

Two-way collars (Gas)	Term	mcf/d	Floor/ceiling $/mcf	Fair value asset (liability)
NYMEX HH LD	2013 Oct - Dec	47,468	3.16/4.67	(1)
NYMEX HH LD	2013 Oct - Dec	94,936	3.16/4.74	(1)
NYMEX HH LD	2013 Oct - Dec	94,936	3.69/4.86	1
NYMEX HH LD	2013 Oct - Dec	94,936	3.79/4.69	1
NYMEX HH LD	2014 Jan - Dec	94,936	4.21/4.71	10
NYMEX HH LD	2014 Jan - Dec	47,468	4.21/4.64	5
NYMEX HH LD	2014 Jan - Dec	47,468	4.21/4.99	6
NYMEX HH LD	2015 Jan - Dec	47,468	4.23/4.87	4
NYMEX HH LD	2015 Jan - Dec	94,936	4.21/5.06	8
				33

Fixed priced swaps (Gas)	Term	mcf/d	$/mcf	Fair value asset
NYMEX HH LD	2014 Jan - Dec	47,468	4.24	3
NYMEX HH LD	2014 Jan - Dec	47,468	4.25	3
NYMEX HH LD	2014 Jan - Dec	47,468	4.34	5
NYMEX HH LD	2014 Jan - Dec	47,468	4.42	6
NYMEX HH LD	2014 Jan - Dec	47,468	4.44	6
NYMEX HH LD	2015 Jan - Dec	47,468	4.54	5
				28

Subsequent to September 30, 2013, the Company entered into a two-way Dated Brent collar for 2015 of 10,000 bbls/d for $90.00/$106.59.

In respect of outstanding financial instruments and assuming forward commodity prices in existence at September 30, 2013, an increase of $1/bbl in the price of oil and an increase of $0.10/mcf in the price of gas would have reduced the net fair value of commodity derivatives, thereby resulting in an increase in net loss of $37 million for the three month period ended September 30, 2013.  A similar decrease in commodity prices would result in a decrease in net loss of approximately $40 million for the three month period ended September 30, 2013.

21. CONTINGENCIES AND COMMITMENTS

Provisions and Contingencies

From time to time, Talisman is the subject of litigation arising out of the Company’s operations.  Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations.  While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation.  These claims are not currently expected to have a material impact on the Company’s financial position.

The New York Attorney General has commenced an investigation, pursuant to the Martin Act, into the disclosure practices of companies engaged in hydraulic fracturing in the New York state area.  The Martin Act provides broad authority to commence and conduct investigations, whether upon receipt of a complaint, or on the Attorney General’s own initiative.  Subpoenas have been issued to a number of companies, including Talisman.  The Company has been cooperating with the New York Attorney General in the investigation.  No enforcement action has been taken against Talisman, nor has the Company been advised that any enforcement action is imminent.

Commitments

As a result of the Yme settlement in March 2013 (see note 12), ocean-going vessel commitments in Norway of $375 million, included in note 23 of the Company’s 2012 audited Consolidated Financial Statements, no longer represent expected future commitments as at September 30, 2013.

There have been no additional significant changes in the Company’s expected future commitments, and the timing of those payments, since December 31, 2012.  Refer to note 23 to the 2012 audited Consolidated Financial Statements for details of the Company’s commitments.

22. OTHER EXPENSES, NET
	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Foreign exchange loss	45	27	6	21
PP&E derecognition	1	8	1	20
Restructuring	6	-	34	-
Other miscellaneous	(17)	26	13	50
	35	61	54	91

23. INCOME TAXES

Current Tax Expense (Recovery)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
North America	(1)	2	(18)	(1)
North Sea	(2)	(2)	(36)	249
Southeast Asia	149	118	453	416
Other	25	20	58	58
Total	171	138	457	722

Deferred Tax Expense (Recovery)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
North America	(36)	(145)	(126)	(205)
North Sea	(35)	(392)	85	(988)
Southeast Asia	(106)	(11)	(103)	9
Other	(10)	(6)	(25)	(13)
Total	(187)	(554)	(169)	(1,197)

As a result of the production in the HST/HSD fields in Vietnam, the Company recognized a deferred income tax asset of $92 million during the three month period ended September 30, 2013.

Effective December 31, 2012 the Company derecognized deferred tax assets related to its US operations. During the three month period ended September 30, 2013, the Company derecognized $41 million of tax benefits associated with book losses in the US.

24. SUPPLEMENTAL CASH FLOW

Items Not Involving Cash

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Depreciation, depletion and amortization	482	544	1,367	1,663
Impairment, net of reversals	2	1,037	-	2,163
Dry hole	13	41	82	166
Share-based payments expense (recovery)	5	60	26	(14)
(Gain) loss on disposals	1	-	(58)	(759)
Unrealized gain on held-for-trading financial instruments	94	99	(61)	99
Deferred income tax recovery	(187)	(554)	(169)	(1,197)
Foreign exchange	38	17	3	9
Derecognition	1	8	1	20
Income from joint ventures and associates, after tax	(44)	(11)	(65)	(109)
Other	(4)	19	4	39
	401	1,260	1,130	2,080

Other Cash Flow Information

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Cash interest paid (net of capitalized interest)	57	59	166	188
Cash interest received	10	-	21	4
Cash income taxes paid	152	282	485	915

25. CASH AND CASH EQUIVALENTS

Of the cash and cash equivalents balance of $407 million (December 31, 2012 - $553 million), substantially all (December 31, 2012 - $456 million) has been invested in bank deposits and the remainder in highly rated marketable securities with original maturities of less than three months.

26. SEGMENTED INFORMATION

Talisman's activities are conducted in four geographic segments: North America, the North Sea, Southeast Asia and Other.  The North America segment includes operations in Canada and the US.  The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam and Papua New Guinea and in Australia/Timor-Leste. The North Sea segment includes operations and exploration activities in the UK and Norway. The Company also has non-operated production in Algeria, operations and exploration activities in Colombia, and exploration activities in Sierra Leone and the Kurdistan Region of Iraq.  In 2013, the Company exited or is in the process of exiting Peru, Poland and Sierra Leone.  For ease of reference, the activities in Algeria, Colombia, Peru, Poland, Sierra Leone and the Kurdistan Region of Iraq are referred to collectively as the Other geographic segment.  All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

	North America (1)				Southeast Asia (2)
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
(millions of US$)	2013	2012	2013	2012	2013	2012	2013	2012
Revenue
Sales	428	343	1,213	1,036	551	501	1,593	1,696
Other income	17	12	43	51	1	-	1	-
Income (loss) from joint ventures and associates, after tax	-	-	-	-	-	-	-	-
Total revenue and other income	445	355	1,256	1,087	552	501	1,594	1,696
Segmented expenses
Operating	135	116	426	429	135	99	384	306
Transportation	23	28	79	76	15	15	44	42
DD&A	309	279	895	828	129	103	326	326
Impairment	3	109	3	184	1	-	1	-
Dry hole	-	1	-	22	14	32	66	66
Exploration	15	1	29	24	15	32	50	70
Other	-	9	46	43	-	3	8	(10)
Total segmented expenses	485	543	1,478	1,606	309	284	879	800
Segmented income (loss) before taxes	(40)	(188)	(222)	(519)	243	217	715	896
Non-segmented expenses
General and administrative
Finance costs
Share-based payments (recovery) expense
Currency translation
(Gain) loss on held-for-trading
financial instruments
(Gain) loss on asset disposals
Total non-segmented expenses
Income (loss) before taxes
Capital expenditure
Exploration	25	42	57	104	18	24	92	64
Development	322	216	958	1,147	76	105	260	243
Exploration and development	347	258	1,015	1,251	94	129	352	307
Acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures
Property, plant and equipment			7,492	7,145			2,486	2,582
Exploration and evaluation assets			1,801	2,078			673	527
Goodwill			133	133			170	170
Investments in joint ventures and associates			-	-			-	-
Other			761	685			800	637
Segmented assets			10,187	10,041			4,129	3,916
Non-segmented assets
Total assets (5)
Decommissioning liabilities (5)			401	476			331	347

	Three months ended September 30		Nine months ended September 30
1. North America	2013	2012	2013	2012
Canada	209	194	608	629
US	236	161	648	458
Total revenue and other income	445	355	1,256	1,087
Canada			3,402	3,588
US			4,090	3,557
Property, plant and equipment (5)			7,492	7,145
Canada			1,073	1,070
US			728	1,008
Exploration and evaluation assets (5)			1,801	2,078

	Three months ended September 30		Nine months ended September 30
2. Southeast Asia	2013	2012	2013	2012
Indonesia	273	283	900	891
Malaysia	110	99	381	422
Vietnam	116	21	181	59
Australia	53	98	132	324
Total revenue and other income	552	501	1,594	1,696
Indonesia			1,020	1,040
Malaysia			766	852
Vietnam			517	494
Papua New Guinea			42	44
Australia			141	152
Property, plant and equipment (5)			2,486	2,582
Indonesia			13	11
Malaysia			77	72
Vietnam			127	14
Papua New Guinea			456	430
Exploration and evaluation assets (5)			673	527

5.	Current period represents balances at September 30.

Prior year represents balances at December 31.
Equión results have been equity accounted effective January 24, 2011 and TSEUK results effective December 17, 2012.

	North Sea (3)				Other (4)				Total
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
(millions of US$)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Revenue
Sales	110	714	426	2,429	70	62	177	174	1,159	1,620	3,409	5,335
Other income	9	1	18	5	2	3	4	3	29	16	66	59
Income (loss) from joint ventures and associates, after tax	(5)	-	(73)	-	49	11	138	109	44	11	65	109
Total revenue and other income	114	715	371	2,434	121	76	319	286	1,232	1,647	3,540	5,503
Segmented expenses
Operating	57	365	214	1,026	11	10	24	22	338	590	1,048	1,783
Transportation	6	17	20	55	2	-	5	4	46	60	148	177
DD&A	33	153	123	483	11	9	23	26	482	544	1,367	1,663
Impairment	-	747	(14)	1,725	(2)	181	10	254	2	1,037	-	2,163
Dry hole	(1)	4	18	21	-	4	(2)	57	13	41	82	166
Exploration	5	10	33	32	31	38	96	102	66	81	208	228
Other	1	19	9	40	(11)	3	(15)	(3)	(10)	34	48	70
Total segmented expenses	101	1,315	403	3,382	42	245	141	462	937	2,387	2,901	6,250
Segmented income (loss) before taxes	13	(600)	(32)	(948)	79	(169)	178	(176)	295	(740)	639	(747)
Non-segmented expenses
General and administrative									106	130	320	382
Finance costs									87	73	244	211
Share-based payments (recovery) expense									6	61	30	(11)
Currency translation									45	27	6	21
(Gain) loss on held-for-trading financial instruments									120	116	(21)	128
(Gain) loss on asset disposals									1	-	(58)	(759)
Total non-segmented expenses									365	407	521	(28)
Income (loss) before taxes									(70)	(1,147)	118	(719)
Capital expenditure
Exploration	3	7	38	64	39	63	97	175	85	136	284	407
Development	96	294	269	786	4	5	15	15	498	620	1,502	2,191
Exploration and development	99	301	307	850	43	68	112	190	583	756	1,786	2,598
Acquisitions									105	57	105	59
Proceeds on dispositions									(4)	(1)	(103)	(940)
Other non-segmented									19	21	29	77
Net capital expenditures									703	833	1,817	1,794
Property, plant and equipment			565	460			269	275			10,812	10,462
Exploration and evaluation assets			269	254			543	460			3,286	3,319
Goodwill			472	472			-	-			775	775
Investments in joint ventures and associates			401	259			1,459	803			1,860	1,062
Other			1,542	1,418			295	905			3,398	3,645
Segmented assets			3,249	2,863			2,566	2,443			20,131	19,263
Non-segmented assets											105	74
Total assets (5)											20,236	19,337
Decommissioning liabilities (5)			647	688			28	46			1,407	1,557

	Three months ended September 30		Nine months ended September 30

3. North Sea	2013	2012	2013	2012
UK (6)	9	515	18	1,694
Norway	110	200	426	740
Loss from TSEUK	(5)	-	(73)	-
Total revenue and other income	114	715	371	2,434
UK			-	-
Norway			565	460
Property, plant and equipment (5)			565	460
UK			-	-
Norway			269	254
Exploration and evaluation assets (5)			269	254

	Three months ended September 30		Nine months ended September 30

4. Other	2013	2012	2013	2012
Algeria	67	65	164	177
Colombia (7)	54	11	155	109
Total revenue and other income	121	76	319	286
Algeria			268	273
Colombia			1	2
Property, plant and equipment (5)			269	275
Colombia			183	124
Kurdistan			360	323
Other			-	13
Exploration and evaluation assets (5)			543	460

5.	Current period represents balances at September 30.
Prior year represents balances at December 31.
Equión results have been equity accounted effective January 24, 2011 and TSEUK results effective December 17, 2012.

6.	2012 includes revenue from the UK. Subsequent to December 17, 2012,
TSEUK results are included in income (loss) from joint ventures and associates.

7.	Balances include after-tax equity income from Equión.